EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net Income (Loss)	$1.1	$(0.1)	$13.7	$10.7
Weighted Average Number of Common Shares Outstanding – Basic (000’s)	13,837	13,768	13,828	13,758
Dilutive Effect of Stock Options and Restricted Stock (000’s)	5	—	4	2
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	13,842	13,768	13,832	13,760
Earnings Per Share – Basic and Diluted	$0.08	$(0.01)	$0.99	$0.78